SEC File No. 1-12838

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

                  BEMA GOLD CORPORATION
(Translation of Registrant’s name into English)

               1138 Melville Street, 18th Floor
             Vancouver, BC, V7X 1G4 Canada
(Address of principal executive office)

     [Indicate by check mark whether the Registrant files or
will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ____   Form 40-F

     [Indicate by check mark whether the Registrant by
furnishing the information contained in this Form is also
thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____  No

     [If “Yes: is marked, indicate below the file number
assigned to the registrant in connection with Rule 12g3-2(b).]

82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  BEMA GOLD CORPORATION
(Registrant)

By:                   /s/ Roger Richer
(Signature)

            Roger Richer, Vice President, Administration,
                       Secretary and General Counsel
(Name and Title of Signing Officer)

Date:       December 3, 2002

News Release
Third Quarter Results

November 29, 2002	FOR IMMEDIATE RELEASE

Bema Gold Corporation (“Bema or the “Company”) is pleased to report results from its operations for the third quarter ended September 30, 2002. Bema experienced a strong third quarter as the Julietta Mine in Russia reported its best production to date, mine operating earnings and cash flow from operations improved significantly and the company maintained a strong cash balance.

Financials
The Company reports mine operating earnings of $2.6 million during the third quarter of 2002 compared to a loss of $2.9 million for the same period in 2001. The improved results were achieved partially as a result of the higher average gold price of $313 per ounce for the quarter and the fact that 100% of the gold production in the quarter was from the low cost Julietta Mine located in far eastern Russia. Cash flow from operations was $8 million for the third quarter of 2002 compared to cash used in operations in the amount of $1.7 million during the same period last year. The increase was mainly due to the improved Julietta Mine production results and from the receipt of a $4.2 million arbitration settlement related to construction problems at the Refugio Mine in Chile.

Bema reported a net loss of $1.9 million after taxes ($0.008 per share) on revenue of $11.2 million for the period compared to a net loss of $4.4 million ($0.027 per share) on revenue of $2.7 million for the third quarter of 2001. The loss for the period is mainly due to unrealized foreign exchange losses. During the third quarter, the Company recorded a foreign exchange loss of $1.2 million, of which approximately $945,000 was an unrealized exchange loss on approximately CDN$27 million relating mainly to funds received from the equity financing completed in May 2002.

For the nine months of 2002, the Company reported net earnings after taxes of $642,000 ($0.002 per share) on revenue of $27.8 million compared to a net loss of $9.5 million ($0.060 per share) on revenue of $17.6 million in 2001.

Consolidated Gold Production
For the nine months ended September 2002, Bema reported consolidated gold production of 92,240 ounces of gold at operating cash costs of $119 per ounce and total cash costs of $154 per ounce. During the same period last year, the Company reported consolidated gold production of 56,880 ounces of gold at operating cash costs of $237 per ounce and total cash costs of $242 per ounce. The increase is mainly due to the successful period of production at the Julietta Mine.

Capital Resources
At September 30, 2002, the Company had $27.4 million in cash and cash equivalents compared to $20.4 million at the end of the previous quarter and $4.1 million as at December 31, 2001. The increase in cash was mainly from the Chilean arbitration settlement proceeds, net of the final Refugio loan payment, which was received during the quarter.

Julietta Mine
The Julietta Mine generated $6 million in positive cash flow by achieving its best quarterly production since start-up totaling 32,665 ounces of gold at operating cash costs of $95 per ounce and total cash costs $126 per ounce. Development and exploration drilling are ongoing at Julietta with the intention of converting resources into reserves and exploring the ultimate potential of the property.

Refugio Mine
There was no gold production recorded at the Company’s 50% owned Refugio Mine in Chile during the quarter due to the scheduled winter shut-down of the ADR processing plant on June 3, 2002. The ADR plant recommenced production on October 1, 2002 as scheduled.

The Refugio Mine was placed on care and maintenance in June 2001 due to low gold prices. Bema and its joint venture partner have agreed to spend $5 million on drilling and metallurgical test work at Refugio with the objective of increasing mineable reserves which would extend the mine life and thereby improve the overall economics of the mine. The exploration program has commenced and is scheduled to be completed by Spring 2003. Upon receipt of results from the exploration program the joint venture partners will reexamine the Refugio project economics.

Monument Bay Project
Bema has identified a high grade resource of 300,000 ounces of gold with an average grade of 18.5 grams per tonne at the Monument Bay project located in North Eastern Manitoba. The bulk of the resource is located within the Twin Lakes Zone however the recently completed drill program targeted two areas outside this main zone. The program consisted of 11 holes, totaling 2729 metres and was successful in extending the structure of the Seeber West Zone and discovering a new zone called Twin Lakes West.

Results from the new Twin Lakes West Zone are encouraging as this zone occurs 500 meters west of the main Twin Lakes Zone and appears to represent another mineralized shoot that has similar geometry to the main Twin Lakes Zone identified in the winter 2002 program. The Twin Lakes West Zone has been drill tested with three holes and remains open in all directions.

Bema Gold is planning a 10,000 meter drill program to begin in early 2003. Drilling will focus on the Twin Lakes Zone, the Twin Lakes West Zone and possibly two or three regional targets within the belt.

Subsequent Events
Subsequent to the quarter-end, the Company entered into a business combination agreement whereby the shareholders of EAGC Ventures Corp. (“EAGC”) will receive one share of Bema in exchange for each share of EAGC. EAGC owns 100% of Petrex Mines in East Rand, South Africa. Petrex Mines is projected to produce 185,000 ounces of gold per year at cash operating cost of $185 per ounce. The Company will attempt to complete this business combination, which is subject to regulatory and EAGC shareholder approval, by the year end.

In October 2002, Bema also announced that it had entered into a letter of intent with the government of the Chukotka in North East Russia to acquire up to a 75% interest in the high grade Kupol gold and silver project. The Kupol project hosts a large epithermal gold and silver vein system that is up to 30 metres wide with significant values over a true width of up to 15 metres. The vein system has been defined by a Russian operator using geological mapping, diamond drilling, trenching, geochemistry and geophysics over 4 kilometers of strike length and remains open along strike and at depth.

Approximately 35 trenches have been completed over 3 kilometers of strike length with several high grade intercepts occurring along an 1800 metre section. In addition, results have been received from 20 diamond drill holes (approximately 2500 metres) that have been drilled along 400 meters of strike length within the zone to a maximum depth of 140 metres. Several holes returned high grade gold and silver intercepts.

Bema’s management believes that the Kupol property has the potential to host a multi-million ounce high grade gold and silver deposit that could be exploited by both open pit and underground mining. Bema intends to deliver camps, drill rigs and supplies to the Kupol site over the winter months and is planning an extensive trenching, drilling and metallurgical sampling program commencing in the Spring 2003.

On behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)

	As at	As at
	September 30	December 31
	2002	2001
	(unaudited)	(audited)
ASSETS
Current
Cash and cash equivalents	$27,367	$4,133
Accounts receivable	1,157	2,529
Marketable securities	3,241	2,352
Inventories	10,212	6,405
Other	513	147

	42,490	15,566

Investments	2,109	2,525
Property, plant and equipment	141,159	149,160
Other assets	12,345	15,341

	$198,103	$182,592

LIABILITIES
Current
Accounts payable	$4,757	$5,426
Current portion of long-term debt	13,166	9,584

	17,923	15,010

Deferred revenue	286	103
Long-term debt	18,250	33,910
Other liabilities	3,872	3,937
Non-controlling interest	979	-

	41,310	52,960

SHAREHOLDERS' EQUITY
Capital stock	305,584	265,080
Convertible debt, net of costs	-	13,697
Deficit	(148,791)	(149,145)

	156,793	129,632

	$198,103	$182,592

Subsequent events (Note 8)

Approved by the Directors

/s/ Clive T. Johnson	/s/ R. Stuart Angus
Clive T. Johnson	R. Stuart Angus

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Third Quarter		Nine Months
	2002	2001	2002	2001

GOLD REVENUE	$11,194	$2,716	$27,796	$17,618

EXPENSES (INCOME)
Operating costs	4,689	2,722	13,928	14,287
Depreciation and depletion	3,642	670	8,983	4,556
Write-down of inventory	-	2,248	-	2,248
Insurance proceeds	(14)	-	(28)	(361)
Refugio care and maintenance	535	61	746	1,088

	8,852	5,701	23,629	21,818
Arbitration settlement (Note 4)	(262)	-	(4,169)	-

	8,590	5,701	19,460	21,818

OPERATING EARNINGS (LOSS)	2,604	(2,985)	8,336	(4,200)

OTHER EXPENSES (INCOME)
General and administrative	1,225	708	2,784	2,083
Interest on long-term debt	1,000	144	3,258	721
Amortization of deferred financing costs	424	645	2,409	1,935
General exploration	16	38	247	281
Other	1,450	311	1,876	575

	4,115	1,846	10,574	5,595

LOSS BEFORE THE UNDERNOTED ITEMS	(1,511)	(4,831)	(2,238)	(9,795)

Equity in losses of associated companies	(9)	(19)	(416)	(117)
Reversal of notes receivable provision (Note 5)	-	-	2,815	-
Investment gains (losses)	59	500	894	440

NET EARNINGS (LOSS) BEFORE INCOME
TAXES	(1,461)	(4,350)	1,055	(9,472)

Mine net profit tax	(413)	-	(413)	-

NET EARNINGS (LOSS) FOR THE PERIOD	$(1,874)	$(4,350)	$642	$(9,472)

EARNINGS (LOSS) PER COMMON SHARE
- basic and diluted	$(0.008)	$(0.027)	$0.002	$(0.060)

Weighted average number of common shares
outstanding (in thousands)	237,777	167,455	211,746	165,475

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	Third Quarter		Nine Months
	2002	2001	2002	2001

DEFICIT, BEGINNING OF PERIOD	$(146,905)	$(142,669)	$(149,145)	$(137,188)
NET EARNINGS (LOSS) FOR THE PERIOD	(1,874)	(4,350)	642	(9,472)
CHARGES RELATED TO CONVERTIBLE
DEBT	(12)	(115)	(288)	(474)

DEFICIT, END OF PERIOD	$(148,791)	$(147,134)	$(148,791)	$(147,134)

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	Third Quarter		Nine Months
	2002	2001	2002	2001
OPERATING ACTIVITIES
Net earnings (loss) for the period	$(1,874)	$(4,350)	$642	$(9,472)
Non-cash charges (credits)
Depreciation and depletion	3,642	670	8,983	4,556
Amortization of deferred financing costs	424	645	2,409	1,935
Equity in losses of associated companies	9	19	416	88
Amortization of deferred revenue	110	(29)	183	(1,799)
Investment (gains) losses	(59)	(500)	(894)	(440)
Reversal of notes receivable provision	-	-	(2,815)	-
Write-down of inventory	-	2,248	-	2,248
Arbitration settlement, net	3,907	-	-	-
Other	1,568	173	1,901	590

Cash provided by (used in) operating activities	7,727	(1,124)	10,825	(2,294)
Change in non-cash working capital	276	(618)	(1,933)	2,026

Cash provided by (used in) operating activities
after changes in non-cash working capital	8,003	(1,742)	8,892	(268)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	2,170	6	23,963	6
Julietta project loans repayments	(5,583)	-	(5,583)	-
Refugio loan repayments	(3,500)	(1,000)	(4,000)	(5,000)
Julietta project loans	-	4,300	-	17,200
Deferred financing costs	-	(302)	-	(1,120)
Capital lease repayments	-	(32)	-	(438)
Other	(433)	(19)	(433)	(59)

	(7,346)	2,953	13,947	10,589

INVESTING ACTIVITIES
Arbitration settlement	5,512	-	5,512	-
Refugio Mine	-	(1)	-	(35)
Julietta development and construction	-	(5,721)	(2,435)	(15,455)
Julietta Mine	(679)	-	(1,241)	-
Acquisition, exploration and development	(63)	(388)	(1,377)	(990)
Promissory notes issued by associated companies, net	(23)	(209)	(81)	(268)
Purchase of marketable securities	-	-	(1,039)	-
Proceeds on sale of investments and marketable
securities	1,039	1,168	1,048	3,434
Proceeds from the sale of notes receivable	-	2,300	-	3,300
Acquisition of Consolidated Puma, net cash acquired	608	-	608	-
Other	719	32	(3)	88

	7,113	(2,819)	992	(9,926)

Effect of exchange rate changes on cash
and cash equivalents	(782)	(4)	(597)	(3)

Increase (decrease) in cash and cash equivalents	6,988	(1,612)	23,234	392

Cash and cash equivalents, beginning of period	20,379	5,229	4,133	3,225

Cash and cash equivalents, end of period	$27,367	$3,617	$27,367	$3,617

BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)

	As at	As at
	September 30	December 31
	2002	2001
	(unaudited)	(audited)
ASSETS
Current
Cash and cash equivalents	$27,367	$4,133
Accounts receivable	1,157	2,529
Marketable securities	3,241	2,352
Inventories	10,212	6,405
Other	513	147

	42,490	15,566

Investments	2,109	2,525
Property, plant and equipment	141,159	149,160
Other assets	12,345	15,341

	$198,103	$182,592

LIABILITIES
Current
Accounts payable	$4,757	$5,426
Current portion of long-term debt	13,166	9,584

	17,923	15,010

Deferred revenue	286	103
Long-term debt	18,250	33,910
Other liabilities	3,872	3,937
Non-controlling interest	979	-

	41,310	52,960

SHAREHOLDERS' EQUITY
Capital stock	305,584	265,080
Convertible debt, net of costs	-	13,697
Deficit	(148,791)	(149,145)

	156,793	129,632

	$198,103	$182,592

Subsequent events (Note 8)

Approved by the Directors

/s/ Clive T. Johnson	/s/ R. Stuart Angus
Clive T. Johnson	R. Stuart Angus

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Third Quarter		Nine Months
	2002	2001	2002	2001

GOLD REVENUE	$11,194	$2,716	$27,796	$17,618

EXPENSES (INCOME)
Operating costs	4,689	2,722	13,928	14,287
Depreciation and depletion	3,642	670	8,983	4,556
Write-down of inventory	-	2,248	-	2,248
Insurance proceeds	(14)	-	(28)	(361)
Refugio care and maintenance	535	61	746	1,088

	8,852	5,701	23,629	21,818
Arbitration settlement (Note 4)	(262)	-	(4,169)	-

	8,590	5,701	19,460	21,818

OPERATING EARNINGS (LOSS)	2,604	(2,985)	8,336	(4,200)

OTHER EXPENSES (INCOME)
General and administrative	1,225	708	2,784	2,083
Interest on long-term debt	1,000	144	3,258	721
Amortization of deferred financing costs	424	645	2,409	1,935
General exploration	16	38	247	281
Other	1,450	311	1,876	575

	4,115	1,846	10,574	5,595

LOSS BEFORE THE UNDERNOTED ITEMS	(1,511)	(4,831)	(2,238)	(9,795)

Equity in losses of associated companies	(9)	(19)	(416)	(117)
Reversal of notes receivable provision (Note 5)	-	-	2,815	-
Investment gains (losses)	59	500	894	440

NET EARNINGS (LOSS) BEFORE INCOME
TAXES	(1,461)	(4,350)	1,055	(9,472)

Mine net profit tax	(413)	-	(413)	-

NET EARNINGS (LOSS) FOR THE PERIOD	$(1,874)	$(4,350)	$642	$(9,472)

EARNINGS (LOSS) PER COMMON SHARE
- basic and diluted	$(0.008)	$(0.027)	$0.002	$(0.060)

Weighted average number of common shares
outstanding (in thousands)	237,777	167,455	211,746	165,475

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	Third Quarter		Nine Months
	2002	2001	2002	2001

DEFICIT, BEGINNING OF PERIOD	$(146,905)	$(142,669)	$(149,145)	$(137,188)
NET EARNINGS (LOSS) FOR THE PERIOD	(1,874)	(4,350)	642	(9,472)
CHARGES RELATED TO CONVERTIBLE
DEBT	(12)	(115)	(288)	(474)

DEFICIT, END OF PERIOD	$(148,791)	$(147,134)	$(148,791)	$(147,134)

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	Third Quarter		Nine Months
	2002	2001	2002	2001
OPERATING ACTIVITIES
Net earnings (loss) for the period	$(1,874)	$(4,350)	$642	$(9,472)
Non-cash charges (credits)
Depreciation and depletion	3,642	670	8,983	4,556
Amortization of deferred financing costs	424	645	2,409	1,935
Equity in losses of associated companies	9	19	416	88
Amortization of deferred revenue	110	(29)	183	(1,799)
Investment (gains) losses	(59)	(500)	(894)	(440)
Reversal of notes receivable provision	-	-	(2,815)	-
Write-down of inventory	-	2,248	-	2,248
Arbitration settlement, net	3,907	-	-	-
Other	1,568	173	1,901	590

Cash provided by (used in) operating activities	7,727	(1,124)	10,825	(2,294)
Change in non-cash working capital	276	(618)	(1,933)	2,026

Cash provided by (used in) operating activities
after changes in non-cash working capital	8,003	(1,742)	8,892	(268)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	2,170	6	23,963	6
Julietta project loans repayments	(5,583)	-	(5,583)	-
Refugio loan repayments	(3,500)	(1,000)	(4,000)	(5,000)
Julietta project loans	-	4,300	-	17,200
Deferred financing costs	-	(302)	-	(1,120)
Capital lease repayments	-	(32)	-	(438)
Other	(433)	(19)	(433)	(59)

	(7,346)	2,953	13,947	10,589

INVESTING ACTIVITIES
Arbitration settlement	5,512	-	5,512	-
Refugio Mine	-	(1)	-	(35)
Julietta development and construction	-	(5,721)	(2,435)	(15,455)
Julietta Mine	(679)	-	(1,241)	-
Acquisition, exploration and development	(63)	(388)	(1,377)	(990)
Promissory notes issued by associated companies, net	(23)	(209)	(81)	(268)
Purchase of marketable securities	-	-	(1,039)	-
Proceeds on sale of investments and marketable
securities	1,039	1,168	1,048	3,434
Proceeds from the sale of notes receivable	-	2,300	-	3,300
Acquisition of Consolidated Puma, net cash acquired	608	-	608	-
Other	719	32	(3)	88

	7,113	(2,819)	992	(9,926)

Effect of exchange rate changes on cash
and cash equivalents	(782)	(4)	(597)	(3)

Increase (decrease) in cash and cash equivalents	6,988	(1,612)	23,234	392

Cash and cash equivalents, beginning of period	20,379	5,229	4,133	3,225

Cash and cash equivalents, end of period	$27,367	$3,617	$27,367	$3,617

Supplemental cash flow information (note 2)

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended September 30, 2002 and 2001
(Unaudited)

1)         Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company, except that effective January 1, 2002, the Company adopted the new standard for accounting for and disclosure of stock based compensation.

2)         Supplemental cash flow information

	Third Quarter		Nine Months
	2002	2001	2002	2001

Non-cash investing and financing activities
Non-cash consideration received on disposal
of El Callao investment and debt	$-	$-	$-	$8,509
Julietta Mine construction payables	-	777	2,435	777
Common shares issued on conversion of:
- Orocon promissory note	-	-	3,036	-
- Resource Capital Fund L.P. $5 million loan facility	-	-	5,000	-
- Resource Capital Fund L.P. $4 million loan facility	3,000	-	4,000	-
- Julietta overrun facility	-	-	4,000	-
- Convertible debt interest	-	-	227	-
- Bridge loan facility	-	-	-	738
Common shares issued for other non-cash consideration	-	607	149	806
Acquisition of Consolidated Puma and reversal of notes
receivable provision	-	-	2,815	-
Convertible note issued to Endeavour Financial for
Julietta financing and settlement thereof	-	-	-	718
Accrued interest capitalized to notes receivable from
associated companies	(11)	139	89	268

Interest paid	1,484	700	3,239	2,393

3)         Segmented earnings (loss) information

The Company has a 50% interest in the Refugio Mine, located in Chile, to which all operating revenues prior to December 1, 2001 are attributable and a 79% interest in the Julietta Mine, located in Russia which commenced commercial production on December 1, 2001. Effective June 1, 2001, the Refugio Mine operations commenced residual leaching as the remaining activities were placed on care and maintenance due to persistent low spot gold prices.
	Third Quarter		Nine Months
	2002	2001	2002	2001

GOLD
Refugio	$(319)	$(3,731)	$2,827	$(6,611)
Julietta	765	-	(1,101)	-

EXPLORATION AND DEVELOPMENT	(16)	(38)	(247)	(281)

UNALLOCATED CORPORATE
General and administrative	(1,225)	(708)	(2,784)	(2,083)
Notes receivable and investments	50	481	3,293	323
Other	(1,129)	(354)	(1,346)	(820)

NET EARNINGS (LOSS) FOR THE PERIOD	$(1,874)	$(4,350)	$642	$(9,472)

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended September 30, 2002 and 2001
(Unaudited)

4)         Arbitration settlement

In April of 1999, Compania Minera Maricunga ("CMM"), the Company's 50% owned joint venture in Chile, initiated formal arbitration proceedings against Fluor Daniel Chile Ingenieria y Constuccion S.A, Fluor Daniel Corporation, and Fluor Daniel Wright Ltd. ("Fluor"), to recover damages relating to the original construction of the Refugio Mine. In May of 2002, binding arbitration in Chile ruled in favour of CMM for these damages. During the third quarter of 2002, CMM received full payment of an award settlement of approximately $24 million from Fluor.

The net proceeds to CMM was approximately $20 million (Bema's share - $10 million). The Company credited $4.2 million, relating to consequential damages (lost profit), of the award settlement to operating earnings. The remainder of the settlement was credited to the carrying cost of the property and against legal and arbitration costs.

5)         Acquisition of Consolidated Puma Minerals Corp.

Effective August 22, 2002, pursuant to an Assignment agreement dated May 17, 2002, the Company assigned all of its rights to earn up to a 90% interest in the East Pansky platinum-palladium property ("Pansky"), located in the the Kola peninsula of Western Russia, to Consolidated Puma Minerals Corp. ("Puma") an affiliate of the Company.

In consideration, the Company received 4 million common shares of Puma at a price of Cdn.$0.25 per share as reimbursement for the Company's expenditures related to the acquisition of the Pansky property and a preliminary drill program initiated by Bema on the property. In addition, the Assignment agreement provided for the settlement by Puma of Cdn.$4,432,800 ($2,844,600) of accumulated debt owed to Bema by the issuance to Bema of 13 million Puma common shares at Cdn.$0.3409 per share. As the Company had previously set up provisions against this debt in 1998 and 2000, the provisions totalling $2,814,600 were reversed during the second quarter of 2002. Upon the completion of this transaction and closing of an equity financing by Puma for 6 million shares, the Company's ownership interest in Puma increased from 33% to 64%.

Until August 22, 2002, the Company had accounted for its investment in Puma as an equity investment which had an accumulated value on an equity accounting basis of $Nil. Since that date the results of Puma have been consolidated with those of the Company. The above transaction has been accounted for using the purchase method as follows:

Assets acquired
Other current assets	14
Mineral property	3,160
4,423
Liabilities assumed
Current liabilities	(18)
Outstanding minority interest in net assets	(919)
$3,486

Consideration given
Conversion of notes payable	$2,845
Acquisition costs	641

$3,486

6)         Share capital

On May 31, 2002, the Company completed a private placement of 16,666,667 units at $1.50 per unit for gross proceeds of Cdn.$25 million. Each unit consisted of one common share and one half of a common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn.$2.00 per share until May 31, 2003.

On March 22, 2002, the Company issued a Cdn.$4,790,544 ($3,036,000) convertible promissory note to Orocon Inc., the construction contractor for the Julietta Mine in Russia, to satisfy performance fees payable in connection with the completion of the Julietta Mine construction. On May 2, 2002, the Company issued 4,149,813 common shares to Orocon upon full conversion of the note.

In April and May of 2002, pursuant to a convertible loan agreement between the Company and Resource Capital Fund L.P. ("RCF") dated August 12, 1999, the Company issued 6,512,850 common shares to RCF at a price of Cdn.$1.07 per share upon full conversion of a $5 million principal amount convertible loan facility.

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended September 30, 2002 and 2001
(Unaudited)

6)         Share capital (continued)

On June 17, 2002, pursuant to a convertible loan agreement between the Company and RCF dated July 13, 2000, the Company issued 1,547,368 common shares to RCF at a price of Cdn.$0.95 per share upon the conversion of $1 million of an outstanding $4 million principal amount convertible loan facility. During the third quarter of 2002, the Company issued 4,642,104 common shares to RCF at a price of Cdn.$0.95 per share upon full conversion of the outstanding $3 million principal amount facility.

On November 23, 1999, the Company announced that it had agreed to terms with Bayerische Hypo-und Vereinsbank A.G. and Standard Bank London Limited for a $5 million convertible note facility available for construction cost overrun protection at the Julietta project. In October and November of 2001, the Company drew down $4 million of the facility by issuing senior secured convertible notes to the lenders. During the second quarter of 2002, the Company issued 6,917,646 common shares to the lenders at a deemed amount of Cdn.$0.85 per share upon full conversion of the $4 million overrun facility. In addition, the Company issued 392,754 common shares to the lenders in payment of interest in the amount of $227,000 on the facility.

On August 2, 2002, the Company completed a brokered flow-through private placement whereby the Company issued 1,238,950 flow-through shares at Cdn.$2.30 per share for gross proceeds of Cdn.$2.85 million.

7)         Fair Value of Stock Option Compensation

On April 19, 2002, the Company granted to directors and employees 3.7 million share purchase options at market with an exercise price of Cdn.$1.04 per share. These options have a term of five years and expire in 2007. One-half of the options granted are not exercisable during the first 12 months after the grant date.

The following are the pro forma net earnings and basic earnings per share amounts had the Company charged the fair value of stock based compensation to net earnings in each period:

	Third Quarter	Nine Months
	2002	2002

Net earnings (loss)
As reported	($1,874)	$642
Pro forma	($1,976)	$ 29

Basic and diluted earnings per share
As reported	($0.008)	$0.002
Pro forma	($0.008)	($0.001)

The fair value of these options was estimated at Cdn.$0.39 per option at the grant date using the Black-Scholes option-pricing model, based on the following assumptions:
- Risk free interest rate of 4.00%
- Expected life of 3 years
- Expected volatility of 50%
- Dividend yield rate of Nil

8)         Subsequent events
            (i)         Merger with EAGC Ventures Corp.

Effective November 1, 2002, Bema and EAGC Ventures Corp. ("EAGC") entered into an Arrangement Agreement whereby the shareholders of EAGC are to receive one common share of Bema in exchange for one common share of EAGC on amalgamation of EAGC with a wholly owned subsidiary of Bema. In addition, under the Arrangement, each EAGC option to purchase one common share of EAGC held at the effective date will be cancelled and replaced on a one-for-one basis with an option to acquire a Bema common share, and each EAGC outstanding warrant exercisable for one EAGC common share will thereafter represent the right to acquire one Bema common share upon the same terms and conditions. Bema expects to issue or make issuable under the Arrangement approximately 74 million shares. Upon completion of the arrangement, EAGC will become a wholly owned subsidiary of Bema. This transaction is subject to court approval, approval of EAGC shareholders and satisfaction of certain conditions precedent in the arrangement. The transaction is expected to close in December 2002.

On October 24, 2002, EAGC, through a wholly owned subsidiary, acquired from Petra Mining Limited ("Petmin") all of the issued and outstanding shares of Petmin's wholly-owned subsidiary, Petrex (Proprietary) Limited ("Petrex"), for aggregate consideration of $66.7 million. Petrex is a private South African subsidiary that owns 100% of certain operating gold mining properties in the East Rand Basin in Gauteng Province, South Africa. In connection with the Petrex acquisition, EAGC arranged a $35 million loan facility and a $5 million working capital facility from Standard Bank London. In addition, EAGC closed the sale of 47,023,500 special warrants at a price of Cdn.$1.40 per special

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended September 30, 2002 and 2001
(Unaudited)

8)         Subsequent events
            (i)         Merger with EAGC Ventures Corp. (continued)

warrant for gross proceeds of Cdn.$65,833,000. Bema acquired 11,230,714 EAGC special warrants for a total cost of Cdn.$15.7 million. Each special warrant consists of one common share and one half share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of EAGC priced at Cdn.$1.90 for a period of 5 years.

            (ii)        Equity financing

On November 8, 2002, Bema announced that it had entered into an underwriting agreement pursuant to which Bema will issue up to 10 million units at Cdn.$1.60 per unit consisting of one common share and one-half of one common share purchase warrant for net proceeds of up to Cdn.$15 million (approximately US$9.5 million). Each whole warrant will entitle the holder to subscribe for one additional common share at a price of Cdn.$2.00 for a period of 18 months from closing.

BEMA GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
 For the quarters ended September 30, 2002 and 2001
 (all tabular amounts are expressed in thousands of US dollars except per share and per ounce amounts)

The following discussion of the operating results and financial position of Bema Gold Corporation (“the Company” or “Bema”) should be read in conjunction with the unaudited consolidated financial statements and notes.

Third Quarter 2002 Operating Results
The Company reported a net loss of $1.9 million after taxes ($0.008 per share) on revenue of $11.2 million for the third quarter of 2002 compared to a net loss of $4.4 million ($0.027 per share) on revenue of $2.7 million for the third quarter of 2001.

For the nine months of 2002, the Company reported net earnings after taxes of $642,000 ($0.002 per share) on revenue of $27.8 million compared to a net loss of $9.5 million ($0.060 per share) on revenue of $17.6 million in 2001.

Mine operating earnings of $2.6 million for the third quarter of 2002, were achieved partially as a result of the higher average gold price of $314 per ounce for the quarter and the fact that 100% of the gold production in the quarter was from the low cost Julietta Mine. The total cost to produce an ounce of gold at the Julietta Mine (including depreciation) was $230 per ounce for the quarter. Mine operating earnings of $8.3 million for the nine months ended September 30, 2002 included $4.2 million from the Fluor Daniel arbitration settlement.

	Third Quarter		Nine Months
	2002	2001	2002	2001

Gold revenue	$11,194	$2,716	$27,796	$17,618

Operating costs	$4,689	$2,722	$13,928	$14,287

Mine operating earnings	$2,604	$(2,985)	$8,336	$(4,200)

Net earnings (loss)	$(1,874)	$(4,350)	$642	$(9,472)

Earnings (loss) per common share	$(0.008)	$(0.027)	$0.002	$(0.060)

Cash flow from (to) operations	$8,003	$(1,742)	$8,892	$(268)

Gold revenue in the third quarter of 2002 was entirely from the Julietta Mine in Russia as the Refugio Mine in Chile did not operate the ADR processing plant during the quarter due to the scheduled winter shut-down. The Refugio processing plant was shut down on June 3, 2002. Gold revenue in the quarter was 49% higher than the second quarter of 2002 as the Company exported its gold during the quarter on a weekly basis, having resolved the minor procedural issues with respect to gold exportation experienced at the end of the second quarter. In 2001, having suspended mining activities at the Refugio Mine on May 31, 2001 due to the low gold prices, leaching operations continued for the remainder of 2001. Gold revenue in the third quarter of 2001 was $2.7 million, all of which was from Refugio production.

The Company’s operating cash cost for the third quarter of 2002 was $95 per ounce of gold on production of 32,665 ounces compared to $290 per ounce on production of 8,395 ounces in the third quarter of 2001. The significant quarter-to-quarter improvement was a result of a full quarter of production from the Julietta Mine, while the quarter one year earlier reflected production from residual leaching at the Refugio Mine. Total cash cost per ounce was $126 and $296 for the third quarter 2002 and 2001, respectively. For the nine months ended September 30, 2002, the Company’s gold production was 92,240 ounces at an operating cash cost per ounce of $119 compared to 56,880 ounces at $237 per ounce in the same period in 2001. Total cash costs per ounce was $154 and $242 for the nine months ended September 30, 2002 and 2001.

In the third quarter 2002, the Julietta Mine produced 32,665 ounces of gold at an operating cash cost of $95 per ounce and a total cash cost of $126 per ounce compared to second quarter 2002 production of 28,383 ounces at an operating cost per ounce of $129 and a total cash cost per ounce of $171. This represents a 15% increase in production and a 26% decrease in the per ounce cash cost to produce.

The increase in depreciation expense in the quarter relates primarily to the increase in the number of ounces sold in the quarter compared to the corresponding period of 2001 and also because the Julietta Mine has a higher depreciation charge per ounce than the Refugio Mine.

During the third quarter, the Company’s share of care and maintenance costs at the Refugio Mine was $505,000 as the ADR solution processing plant was shut down during the entire quarter. The ADR plant recommenced operations on October 1, 2002, as scheduled. Gold production for October was 3,056 ounces (Bema’s share – 1,528 ounces), which exceeded the forecast production of 2,338 ounces.

In May 2002, Compania Minera Maricunga (“CMM”), the Company’s 50% owned joint venture in Chile, received a favourable ruling, settled by binding arbitration, on its claims against Fluor Daniel for damages relating to the original construction of the Refugio Mine. The net award to CMM approximated $20 million (Bema’s share - $10 million). The Company’s share of the award settlement relating to consequential damages (lost profit) which totalled $5 million, net of deferred arbitration costs of $833,000, was credited to operating earnings, the majority of which was accrued at the end of the second quarter of 2002. At the same time, the Company’s share of the portion of the award settlement relating to repairs and maintenance totalling $5.5 million, net of deferred arbitration costs of $918,000, was credited against the carrying value of the Refugio Mine (see Investing activities section).

	Third Quarter		Nine Months
	2002	2001	2002	2001
Julietta Mine (100%)
Gold production (ounces)	32,665	-	83,765	-
Gold sales (ounces)	35,715	-	79,888	-
Operating cash cost ($/oz)	95	-	116	-
Total cash cost ($/oz)	126	-	154	-
Total production cost ( $/oz)	230	-	258	-

Refugio Mine (50%)
Gold production (ounces)	-	8,395	8,475	56,880
Gold sales (ounces)	-	10,244	9,981	59,182
Operating cash cost ($/oz)	-	290	151	237
Total cash cost ($/oz)	-	296	158	242
Total production cost ( $/oz)	-	391	248	327

Bema Consolidated
Gold production (ounces)	32,665	8,395	92,240	56,880
Gold sales (ounces)	35,715	10,244	89,869	59,182
Operating cash cost ($/oz)	95	290	119	237
Total cash cost ($/oz)	126	296	154	242
Total production cost ( $/oz)	230	391	257	327
Average price received ( $/oz)	313	265	309	298
Average spot price ($ /oz)	314	274	306	269

Other Expenses (Income)
General and administrative
The increase in general and administrative expenses in the quarter ended September 30, 2002 over the same quarter in 2001 was due mainly to $210,000 incurred towards procuring a listing on AIM on the London Stock Exchange and for the payment of $128,000 of 2001 salaries previously foregone by management.

Interest on long-term debt
Interest expense in the third quarter of 2002 was $1 million, of which $857,000 related to the Julietta project loans. The interest expense of $144,000 in the same quarter one year ago related to the Refugio project loan as $863,000 of interest expense on the Julietta project loans was capitalized to mine development costs during the construction phase of the mine. For the nine months ended September 30, 2001, $2.3 million of Julietta project loan interest was capitalized to mine development costs.

Amortization of financing costs
The amortization of deferred financing costs totalling $424,000 in the third quarter of 2002 related to the Julietta project loans. Deferred financing costs relating to the Refugio loan was completely amortized at the end of the second quarter when the final Refugio loan payment was made. The amortization of deferred financing costs of $645,000 in the third quarter of 2001 related entirely to the Refugio loan as amortization expense on the Julietta project loans was capitalized during the construction phase of the Julietta mine and totalled $444,000 and $1.3 million for the three and nine months ended September 30, 2001, respectively.

Other
During the third quarter, the Company recorded a foreign exchange loss of $1.2 million, of which approximately $945,000 was an unrealized exchange loss on approximately Cdn$27 million relating mainly to funds received from the equity financing completed in May 2002. During the quarter, the Canadian dollar weakened against the U.S dollar, the rate falling from 1.5162 at June 30, 2002 to 1.5872 at the quarter-end.

Equity in losses of associated companies
The Company’s equity loss of $9,000 for the third quarter and $416,000 for the nine months ended September 30, 2002 relates to its share of an affiliate’s general and administrative expenses and to its share of a Cdn$1.5 million write-off of deferred exploration costs by Victoria Resource Corporation, respectively.

Reversal of notes receivable provision
Pursuant to an Assignment agreement dated May 17, 2002 that was completed in August 2002, the Company assigned all of its rights to earn up to a 90% interest in the East Pansky platinum-palladium property (“Pansky”) to an affiliated company, Consolidated Puma Minerals Corp. (“Puma”). In consideration, the Company received 4 million shares of Puma at a price of Cdn$0.25 per share as reimbursement for the Company’s expenditures related to the acquisition of the Pansky property and a preliminary drill program initiated by Bema on the property. In addition, the Assignment agreement provided for the settlement by Puma of Cdn$4,432,800 ($2,932,600) of accumulated debt owed to the Company by the issuance to Bema of 13 million Puma common shares. As the Company had previously set up provisions against this debt in 1998 and 2000, provisions totalling $2,814,600 were reversed during the second quarter 2002. With the completion of the transaction in August and closing of an equity financing by Puma for 6 million shares, the Company’s ownership interest in Puma increased from 33% to 64%. Until August 22, 2002, the Company accounted for its investment in Puma as an equity investment. Since that date, the results of Puma have been consolidated with those of the Company.

Investment gains (losses)
During the third quarter and nine months ended September 30, 2002, the Company recorded a gain of $59,000 and $894,700, respectively, as a result of a reversal of prior write-downs to the original carrying value of the Company’s shares in International Minerals Corporation (“International Minerals”). In the third quarter of 2001, the Company realized a gain of $498,000 from the sale of Crystallex International Inc. (“Crystallex”) shares. For the nine months in 2001, the Company realized a net investment gain of $440,000, as a $1.1 million gain from the sale of Crystallex shares was offset by a $676,000 loss from the write-down of International Minerals shares.

LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2002, the Company had $27.4 million in cash and cash equivalents compared to $20.4 million at the end of the previous quarter and $4.1 million as at December 31, 2001. The increase in cash was mainly from the Fluor Daniel arbitration settlement proceeds, net of the final Refugio loan payment, which was received in the quarter. The Company’s working capital at the end of the third quarter of 2002 was $25 million versus $28.8 million at the end of the second quarter. The decrease in working capital resulted primarily from the reclassification of the Refugio joint venture loan of $3 million, including accrued interest, from long-term to current liabilities as it is expected to be repaid prior to the end of 2002.

Operating activities
Cash provided from operations after non-cash working capital changes was significantly higher at $8 million for the third quarter of 2002 compared to cash used in operations in the amount of $1.7 million in the same quarter one year earlier. The dramatic positive change to the current quarter’s cash from operations over the prior year was mainly due to the Julietta Mine results and from the receipt of a one-time gain of $3.9 million from an arbitration settlement award to Compania Minera Maricunga relating to lost profit. The Julietta Mine generated $6 million in positive cash flow by achieving its best quarterly production since start-up totalling 32,665 ounces of gold at an operating cash cost of less than $100 per ounce. Offsetting the cash generated from Julietta and the arbitration award were corporate general and administrative expenses of $1.2 million and interest expense on long-term debt of $1 million.

Financing activities
During the quarter ended September 30, 2002, the Company received gross proceeds of $1.8 million from a flow-through private placement and approximately $540,000 from the exercise of warrants and stock options. Furthermore, the Company issued 4.4 million common shares on conversion of $3 million of the remaining convertible debt (see Note 5 to the Consolidated Financial Statements). The shares issued upon the conversion of convertible debt did not result in any additional cash to the Company, but did reduce the related future interest expense that would have been required to service the debt. Also during the quarter, the Company made the first scheduled repayment of $5.6 million on the Julietta project loans and made the final $3.5 million payment on the Refugio loan employing some of the funds received from the Fluor Daniel award settlement. During the comparable quarter in 2001, the Company drew-down $4.3 million of the Julietta project loans to fund the Julietta Mine construction and repaid $1 million of the Refugio loan.

Investing activities
Included under investing activities in the quarter are $5.5 million of arbitration settlement awards from the claim against Fluor Daniel that related to repairs and maintenance. The $5.5 million net of deferred arbitration costs of $918,000 was credited to the carrying value of the Refugio Mine.

During the most recently completed quarter, the Company expended $679,000 on capital improvements on the Julietta Mine whereas in the third quarter of 2001, the Company expended $5.7 million on the construction and start-up of the Julietta Mine. In 2001, site construction activities were focused on completion of the administrative facility, dry facility, the mine portal building and the warehouse. In September 2001, the Julietta Mine commenced production and mill commissioning was underway.

In addition, during the current third quarter, the Company sold 1 million shares of International Minerals for net proceeds of $1 million. In the third quarter of 2001, the Company sold 824,000 Crystallex shares for net proceeds of $1.2 million and received $2.3 million from Crystallex, representing the final payment for the acquisition of El Callao Mining Corp.

Gold forward and option contracts
The Company’s hedging program consists of the following gold contracts that have been allocated to the Julietta Mine.

	2002	2003	2004	2005

Forward contracts (ounces)	30,000	57,500	51,000	28,500
Average price per ounce	$312	$312	$312	$327

Put options purchased (ounces)	4,000	12,500	2,500	–
Average price per ounce	$280	$280	$280	$–

The Company is required by the lenders of the Julietta project loan facility to enter into gold hedge contracts for a three and one-half year period in order to cover the value of the mine’s future operating and debt service costs. The Company has not entered into any hedge contracts since 2000. The Company and the Julietta project loan lenders review on a quarterly basis the Julietta Mine’s interest and gold hedging positions. As of September 30, 2002, the lenders did not require any additional hedging to be entered into. In addition, during the quarter, the Company submitted an updated Development Plan to the lenders that is currently being reviewed by an independent engineering consulting firm and will require the approval and acceptance by the lenders.

There are no outstanding hedge contracts relating to the Refugio Mine.

Subsequent Events
In October 2002, Bema also announced that it had entered into a letter of intent with the government of the Chukotka in North East Russia to acquire up to a 75% interest in the high grade Kupol gold and silver project. The Kupol project hosts a large epithermal gold and silver vein system that is up to 30 metres wide with significant values over a true width of up to 15 metres. The vein system has been defined by a Russian operator using geological mapping, diamond drilling, trenching, geochemistry and geophysics over 4 kilometers of strike length and remains open along strike and at depth.

Subsequent to the quarter-end, the Company entered into a business combination agreement whereby the shareholders of EAGC Ventures Corp. (“EAGC”) will receive one share of Bema in exchange for each share of EAGC. EAGC owns 100% of Petrex Mines in East Rand, South Africa. Petrex Mines is projected to produce 185,000 ounces of gold per year at cash operating cost of $185 per ounce. The Company will attempt to complete this business combination, which is subject to EAGC shareholder and regulatory approval, by the year end.

Outlook
The Company remains focused on expanding gold production through new acquisitions and the exploration and development of existing projects. The business combination with EAGC is projected to increase Bema’s gold production to over 300,000 ounces annually. Development and exploration drilling are ongoing at the Julietta Mine with the intention of expanding reserves and exploring the ultimate potential of the property. At the Refugio Mine, Bema and its joint venture partner have agreed to carry out a drilling and metallurgical test work program with the objective of increasing mineable reserves which would extend the mine life and thereby improve the overall economics of the mine. Upon receipt of results from the exploration program the joint venture partners will re-examine the Refugio project economics. In addition, the Company is planning a major exploration program on the high grade Kupol Property in North East Russia to commence in the Spring 2003 and further exploration of the Monument Bay Project in Manitoba in early 2003. Finally, the Company remains in a strong cash position with over $27 million in cash at the end of the third quarter.